INTERNATIONAL ROYALTY
CORPORATION

Mr. Lawrence Barry
Hunter Exploration Group
625 Howe Street, Suite 1440
Vancouver, British Columbia
Canada  V6C 2T6

November 24, 2004

RE:

Binding Letter Agreement for the Purchase of 50% of Hunter’s Gross Overriding Royalties in the Aviat One Syndicate Covering Approximately 5,500,000 Acres

Dear Mr. Barry:

International Royalty Corporation (“IRC”) hereby offers to purchase from Hunter Exploration Group (“HEG”) or any applicable affiliate thereof (the “Seller”), the 50% of the Seller’s interest in Gross Overriding Royalties (“GORR’s”) held in the Aviat One Syndicate covering approximately 5,500,000 acres, and more particularly described in Exhibit A, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided.  It is our understanding that in most of the areas, Hunter possesses a 2% GORR.  Therefore, as an example, in such areas, this offer is to purchase a 1% GORR; in areas where Hunter only has a 1% GORR, this offer is to purchase a 0.5% GORR, etc.

This Letter Agreement and the offer made herein are based upon the terms and subject to the conditions set forth below.  Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession.  We have prepared this offer using publicly available information and information provided by Hunter.  We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject.  Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase.  This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.

PURCHASE PRICE

IRC hereby offers to pay to the Seller a total purchase price of Cdn$1,800,000 (One Million Eight Hundred Thousand Dollars) worth of common stock or units if the Initial Public Offering (herein “IPO”) includes a warrant, of IRC, priced at the price offered at the IPO of IRC currently being planned.  Said purchase price will be paid as of the closing of the Initial Public Offering.  The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.

CONDITIONS TO PURCHASE THE ROYALTY:

Following are the conditions to which our offer to purchase the Royalty is subject:

1.

Any purchase rights or rights of refusal to which the GORR are subject are waived.

2.

Successful acquisition of the Voisey’s Bay 2.70% NSR royalty.

3.

Satisfactory legal due diligence verifying title interest in and to the GORR’s.

4.

Satisfactory review of all tax issues related to this transaction.

5.

Satisfactory completion of a National Instrument 43-101 report by an independent and qualified third party, to the extent required, if any.

6.

Confirm by the Seller that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

7.

Completion of the contemplated IPO by IRC in conjunction with a listing of IRC’s shares on a public stock exchange in Canada on or before March 15, 2005.

8.

Formal corporate and regulatory approvals as required by the parties.

9.

Closing of the purchase and sale contemplated herein to occur within five business days of completion of IRC’s IPO, with IRC acting in good faith and using its best efforts to complete the IPO as soon as possible.

10.

The Seller will, to the extent possible within regulatory disclosure requirements, keep the name of IRC confidential unless and until IRC consents to the release of information relating hereto.

11.

Positive results of due diligence and confirmation of the land position comprising the GORR package referred to in Exhibit “A”.

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the Income Tax Act at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the GORRS to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement).  In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty

Corporation.  Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein.  In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 24th DAY OF NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

President and Director

ACCEPTED AND AGREED TO THIS <*> DAY OF NOVEMBER, 2004

HUNTER EXPLORATION GROUP

By:

Position:

EXHIBIT “A”
PROPERTY DESCRIPTION

Area	Project	Option Agreement	Interest held by Owner	GORR	Buyback	Royalty Owner	Approx. Total Acres
Melville Peninsula Nunavut	Aviat One Syndicate	70% SWY, 20% BHPB	10% carried to production	2%	No	HEG and Aviat One Syndicate	5,500,000